UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 11, 2014

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated April 11, 2014 relating to the update on mobile television services of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
Name: Wong Nga Lai, Alice Title: Executive Director, Chief Financial Officer and Company Secretary

Dated: April 11, 2014

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UPDATE ON MOBILE TELEVISION SERVICES

This announcement is made by Hong Kong Television Network Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2) of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

Reference is also made to the announcements of the Company dated 20 December 2013, 11 March 2014 and 14 March 2014 (the “Announcements”) regarding the provision of OTT and mobile television services. Unless otherwise defined, capitalised terms used herein shall have the same meanings as those in the Announcements.

At a board meeting held today, the directors of the Company discussed and deliberated about the ongoing discussions between the Group and OFCA. The key position taken by OFCA appears to include the following:

•	the adoption of the DTMB transmission standard would render the Group’s mobile television service available for reception by an audience of more than 5,000 specified premises in Hong Kong and therefore the Group would not be entitled to commence its mobile television services unless a domestic television programme service licence issued under the Broadcasting Ordinance was first obtained by the Group; and

•	even if the Group’s mobile television services were available for reception by an audience of only one specified premise, the Group would still need to obtain a licence for “other licensable television programme service” under the Broadcasting Ordinance.

The Company believes that OFCA’s position stated above is a misinterpretation of the Broadcasting Ordinance and a non-adherence to or a misapplication of the government policy on mobile television services, which, among others, states that the Broadcasting Ordinance is not intended to govern the provision of broadcast type mobile television services. In light of this, the Board has decided to file and the Company has filed today an application for leave to apply for judicial review in respect of OFCA’s position above.

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Notwithstanding the above, in the hope of operating its mobile television services within the parameters set by OFCA, the Group is exploring with OFCA about the technical feasibility of adopting an alternative transmission standard. Further, as the Group does not wish to give up considering the use of other transmission standards, the Company has today submitted an application for a domestic free television programme service licence to the Communications Authority. The Company’s proposed investment plan for the first 6 years of operations is estimated to be around HK$3.4 billion, including HK$2.4 billion on programme cost, HK$600 million on operating expenditure and HK$400 million on capital expenditure.

The Company is currently not in a position to provide an estimated launch date of its mobile television services or to comment on whether it could launch at all. As such, the Group will streamline the scale of its workforce to match the business needs of the Group under the current circumstances. This will affect approximately 207 staff members, who are mainly from the television content production team.

Further announcement will be made by the Company in accordance with the Securities and Futures Ordinance and the Listing Rules as and when appropriate.

Shareholders and/or investors are advised to exercise caution when dealing in the Company’s securities.

By Order of the Board
Hong Kong Television Network Limited
Wong Wai Kay, Ricky
Chairman

Hong Kong, 11 April 2014

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

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